[WESTERN FOREST PRODUCTS LOGO]

WESTERN FOREST PRODUCTS INC. 435 Trunk Road Duncan, British Columbia Canada V9L 2P9 Telephone: 250 748 3711 Facsimile: 250 748 6045

Western Forest Products Inc.

FOR IMMEDIATE RELEASE TSX: WEF

Western Forest Products Takes Action to Manage Cash

June 8, 2005 – Duncan, British Columbia. Western Forest Products Inc. (“Western” or the “Company”) announces that it will be taking down-time at certain operations during the summer, and also deferring payment of 50% of the interest due on its 15% secured bonds as it is permitted to do, in a measured response to maintain liquidity.

Operations Down-Time

In response to lower than expected sales and to reduce the amount of cash tied up in log and lumber inventories the Company will be taking down-time at both its logging and sawmilling operations over the summer. Logging operations will be curtailed starting at various dates in July and all will be idle through to the end of August. Critical road and bridge building programs may continue throughout this period.

The Duke Point sawmill will take down-time from June 30 to August 2 to coincide with the installation of new equipment. The Ladysmith sawmill will take down-time from July 18 to August 15, the Saltair sawmill from July 4 to August 2, and the Cowichan Bay sawmill from August 8 to September 2. The Nanaimo sawmill will continue to operate on two shifts with the Silvertree mill continuing on one shift.

“Taking this down-time should enable us to reduce our log and lumber inventories by approximately $40-$50 million,” says Reynold Hert, President and Chief Executive Officer.

In addition to the above, the Company has rescheduled the annual Squamish pulp mill maintenance shutdown to mid-August. This will allow the Company to spread out the timing of significant cash expenditures.

US$221 Million Secured Bond Interest Deferral

The Company will defer payment of 50% of the interest due on June 30 as permitted under the terms of the bond indenture. The unpaid interest amounting to approximately Canadian $10.3 million carries interest at 15% and can be repaid at anytime during the bonds’ life, and in any event no later than July 28, 2009.

“Taking down-time is a difficult thing to do as it obviously affects the livelihood of our employees and their families,” says Hert. “However, we feel these steps along with the deferral of 50% of the interest payment are prudent measures that allow us to better manage and preserve our liquidity so that we can continue to work on our long–term strategy of improving the overall business fundamentals.”

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “intend”, “believes” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

For further information contact: Reynold Hert 250 715 2207 Paul Ireland 250 715 2209